Exhibit 99.03

Village Farms International Advises of Disposition of Shares by Unrelated Third Party

/NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

Vancouver, BC, January 12, 2018 – Village Farms International, Inc. (“Village Farms” or the “Company”) (TSX: VFF) (OTCQX: VFFIF) today announced that on January 11, 2018 Mastronardi Holdings Limited (“MHL”), an unrelated third party, through exchange facilities disposed of 5,247,400 common shares of Village Farms, representing the entirety of its remaining position such that MHL no longer holds any common shares of Village Farms. The disposition follows on dispositions by MHL of 210,600 common shares and 2,275,000 Village Farms common shares on December 4, 2017 and December 21, 2017 respectively. Immediately prior to the disposition on December 4, 2017, MHL owned 7,733,000 common shares representing approximately 18.40% of the issued and outstanding common shares of Village Farms.

“MHL, owners of Mastronardi Produce, originally acquired its 7,733,000 million share position in March 2016 when Village Farms was focused exclusively on its produce business,” said Michael DeGiglio, Chief Executive Officer, Village Farms International, Inc. “As we expand on our existing North American produce business and diversify into cannabis production in Canada through our joint venture, Pure Sunfarms Corp., we are pleased to transition MHL’s ownership to institutional investors who recognize Village Farms’ significant opportunities in the Canadian cannabis industry as one of the largest and most experienced greenhouse growers in the country.”

About Village Farms International, Inc.

Village Farms International, Inc. is one of the largest and longest-operating vertically integrated greenhouse growers in North America and the only publicly traded greenhouse produce company in Canada. With more than 750 years of accumulated master grower experience coupled with advanced proprietary technology and environmentally sustainable growing practices, Village Farms is highly resource efficient. Village Farms produces and distributes fresh, premium-quality produce with consistency 365-days a year to national grocers in the U.S. and Canada from its large-scale Controlled Environment Agriculture (CEA) greenhouses in British Columbia and Texas, as well as from its partner greenhouses in BC, Ontario and Mexico.

Cautionary Language

Certain statements in this press release may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include, but are not limited to, statements concerning: (i) the Offering; (ii) the use of the proceeds of the Offering; (iii) results of the completion of the Offering; and (iv) the Company’s financial position in the future. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans” or “continue”, or similar expressions suggesting future outcomes or events. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Such forward-looking statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. Although the Company believes that the expectations reflected in its forward-looking information are reasonable, undue reliance should not be placed on forward-looking information because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified in this press release, assumptions have been made regarding and are implicit in, among other things, the timely receipt of required regulatory approvals. Details of the risk factors relating to the Company and its business are discussed under the heading “Risk Factors” set out in the Company’s annual information form and management’s discussion and analyses for the year ended December 31, 2016, and for the three and nine months ended September 30, 2017, which are available electronically at www.sedar.com. Actual results may differ materially from any forward-looking statements. Although the Company believes that its forward-looking statements contained in this press release are based upon reasonable assumptions, you cannot be assured that actual results will be consistent with these forward-looking statements. These forward- looking statements are made as of the date of this press release, and other than as specifically required by applicable law, the Company does not assume any obligation to update or revise them to reflect new information, events or circumstances.

SOURCE Village Farms International, Inc.

View original content: http://www.newswire.ca/en/releases/archive/January2018/12/c3624.html

%SEDAR: 00029410E

For further information: Stephen C. Ruffini, Executive Vice President and Chief Financial Officer, Village Farms International, Inc., (407) 936- 1190, ext. 340; Lawrence Chamberlain, Investor Relations, (416) 519-4196, lawrence.chamberlain@loderockadvisors.com

CO: Village Farms International, Inc.

CNW 07:00e 12-JAN-18